UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Battalion Oil Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

40537Q803
(CUSIP Number)

Richard Ting
General Counsel & Managing Director
Oaktree Capital Management, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
OCM HLCN Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,911,940

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,911,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,911,940(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.68%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
In its capacity as the direct beneficial owner of 8,911,940 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-3 Purchase Agreement, plus (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

1	NAMES OF REPORTING PERSONS
Oaktree Fund GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,911,940

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,911,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,911,940(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.68%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
In its capacity as the direct beneficial owner of 8,911,940 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-3 Purchase Agreement, plus (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

1	NAMES OF REPORTING PERSONS
Oaktree Fund GP I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,911,940

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,911,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,911,940(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.68%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
In its capacity as the direct beneficial owner of 8,911,940 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-3 Purchase Agreement, plus (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

1	NAMES OF REPORTING PERSONS
Oaktree Capital I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,911,940

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,911,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,911,940(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.68%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
In its capacity as the direct beneficial owner of 8,911,940 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-3 Purchase Agreement, plus (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

1	NAMES OF REPORTING PERSONS
Brookfield OCM Holdings II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,911,940

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,911,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,911,940(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.68%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
In its capacity as the direct beneficial owner of 8,911,940 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-3 Purchase Agreement, plus (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

1	NAMES OF REPORTING PERSONS
Brookfield OCM Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,911,940

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,911,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,911,940(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.68%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
In its capacity as the direct beneficial owner of 8,911,940 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-3 Purchase Agreement, plus (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

1	NAMES OF REPORTING PERSONS
Brookfield Oaktree Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,911,940

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,911,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,911,940(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.68%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
In its capacity as the direct beneficial owner of 8,911,940 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-3 Purchase Agreement, plus (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,911,940

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,911,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,911,940(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.68%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
In its capacity as the direct beneficial owner of 8,911,940 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-3 Purchase Agreement, plus (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

1	NAMES OF REPORTING PERSONS
Brookfield Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,911,940

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,911,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,911,940(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.68%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
In its capacity as the direct beneficial owner of 8,911,940 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-3 Purchase Agreement, plus (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,911,940

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,911,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,911,940(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.68%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
In its capacity as the direct beneficial owner of 8,911,940 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-3 Purchase Agreement, plus (a) 814,399 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,366,380 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P., (c) 1,809,544 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (d) 933,529 shares of Common Stock issuable upon conversion or redemption of the Series A-3 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

EXPLANATORY NOTE

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on October 22, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on March 31, 2023, Amendment No. 2 thereto, filed with the SEC on September 8, 2023, and Amendment No. 3 thereto, filed with the SEC on December 19, 2023 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall maintain the meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 is hereby amended by adding the following:

This Amendment No. 4 relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Battalion Oil Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 820 Gessner Road, Suite 1100, Houston, TX 77024.

Item2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a), (c), (f)

This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

(i)	OCM HLCN Holdings, L.P., a Delaware limited partnership (“OCM HLCN”), whose principal business is to hold the Subject Shares reported herein;

(ii)
Oaktree Fund GP, LLC, a Delaware limited liability company (“GP”), whose principal business is to serve as, and perform the functions of, the manager, managing member or general partner of certain special purpose investment entities, including OCM HLCN;

(iii)
Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds and (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(iv)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I;

(v)
Brookfield OCM Holdings II, LLC (f/k/a OCM Holdings I, LLC), a Delaware limited liability company (“Holdings II”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I;

(vi)
Brookfield OCM Holdings, LLC (f/k/a Oaktree Holdings, LLC), a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings II; and

(vii)
Brookfield Oaktree Holdings, LLC (f/k/a Oaktree Capital Group, LLC), a Delaware limited liability company (“BOH”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts.

(viii)
Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of BOH, in its capacity as such;

(ix)	Brookfield Corporation (f/k/a Brookfield Asset Management Inc.), an Ontario corporation (“Brookfield”), in its capacity as the indirect owner of the class A units of BOH, in its capacity as such; and

(x)	BAM Partners Trust, a trust formed under the laws of Ontario (“BAM Partnership”), in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

As described in Item 4 below, on March 27, 2024, OCM HLCN purchased 6,376 shares of Series A-3 Convertible Redeemable Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A-3 Preferred Stock”), for aggregate consideration of approximately $6.2 million pursuant to the Series A-3 Purchase Agreement, dated March 27, 2024 (the “Series A-3 Purchase Agreement”), by and among the Issuer, OCM HLCN and the other purchasers party thereto. No borrowed funds were used to purchase such shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The information set forth in amended Items 3 and 6 and the Exhibits to Amendment No. 4 are incorporated herein by reference.

On March 27, 2024, the Issuer, OCM HLCN and the other purchasers party thereto entered into the Series A-3 Purchase Agreement. On March 27, 2024, OCM HLCN purchased 6,376 shares of Series A-3 Preferred Stock for approximately $6.2 million.

Increases in the Reporting Persons’ beneficial ownership of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock reported herein are a result of PIK accruals.

On each of January 24, 2024, February 6, 2024, and February 16, 2024, the Issuer, Parent and Merger Sub, entered into an amendment to the Merger Agreement amending, among other things, certain escrow arrangements under the Merger Agreement and extending the Termination Date (as defined in the Merger Agreement) to June 12, 2024.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b), (c) are hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

(a), (b) OCM HLCN directly holds 3,988,088 shares of Common Stock and beneficially owns shares of Common Stock issuable upon conversion of Series A Preferred Stock, shares of Common Stock issuable upon conversion of Series A-1 Preferred Stock, shares of Common Stock issuable upon conversion of Series A-2 Preferred Stock, and shares of Common Stock issuable upon conversion of Series A-3 Preferred Stock. In this regard, the shares of the Series A Preferred Stock, the shares of the Series A-1 Preferred Stock, the shares of the Series A-2 Preferred Stock, and the shares of Series A-3 Preferred Stock directly held by OCM HLCN are currently convertible, based on their respective Conversion Ratios set forth in Item 6 of this Schedule 13D (as amended), into 814,399, 1,366,931, 1,809,544 and 933,529 shares of Common Stock, respectively. OCM HLCN has the sole power to vote and dispose of all such shares.

Due to the nature of the Voting Agreement, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.

(c) Except as reported herein, the Reporting Persons have not effected any transactions within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

Series A-3 Purchase Agreement

On March 27, 2024, the Issuer, OCM HLCN and the other purchasers party thereto entered into the Series A-3 Purchase Agreement, pursuant to which OCM HLCN purchased 6,376 shares of Series A-3 Preferred Stock for approximately $6.2 million. The Series A-3 Purchase Agreement also provides, among other things, that the affirmative vote or prior written consent of the purchasers of Series A-3 Preferred Stock holding at least two-thirds (66 2/3/%) of the shares held by such purchasers must be obtained prior to the entry by Issuer into any transaction that is expected to result in a change of control, unless each holder of outstanding shares of Series A-3 Preferred Stock is given the option to receive a cash payment per share equal to the then applicable Redemption Price (as defined in the Series A-3 Certificate of Designations).

The foregoing description of the Series A-3 Purchase Agreement is qualified in its entirety by reference to the full text of the Series A-3 Purchase Agreement which is incorporated by reference herein.

Series A-3 Certificate of Designations

Subject to the terms and conditions of the Series A-3 Certificate of Designations the Issuer filed with the Delaware Secretary of State on March 27, 2024 (the “Series A-3 Certificate of Designations”), commencing on July 25, 2024, all or any portion of the shares of Series A-3 Preferred Stock may be converted into Common Stock at any time based on the then-applicable liquidation preference (as determined in accordance with the Series A-3 Certificate of Designations) divided by the applicable conversion price (the “Conversion Ratio”). The ordinary conversion price of the Series A-3 Preferred Stock is $6.83 per share and is subject to adjustment for stock splits, combinations, certain distributions or similar events.

Subject to the terms and conditions of the Series A-3 Certificate of Designations, if based on the Issuer’s financial statements for any fiscal quarter and a reserve report as of the same date, as of such date: (x) the PDP PV-20 value (as determined in accordance with the Series A-3 Certificate of Designations) divided by (y) the number of outstanding shares of Common Stock, calculated on a fully diluted basis is equal to or exceeds 130% of the conversion price, then the Issuer may, from time to time until such time that the foregoing conditions are no longer satisfied or a Material Adverse Effect (as defined in the Series A-3 Purchase Agreement) has occurred since the date of the most recent financial statements that met the foregoing conditions, cause the conversion of all or any portion of the Series A-3 Preferred Stock into Common Stock using the then-applicable Conversion Ratio. The shares of Series A-3 Preferred Stock are also subject to redemption by the Issuer at any time following the closing date of the issuance of shares of Series A-3 Preferred Stock in accordance with the terms of the Series A-3 Certificate of Designations. In the event of a change of control transaction, the shares of Series A-3 Preferred Stock are subject to redemption or conversion in accordance with the terms of the Series A-3 Certificate of Designations.

This summary is qualified in its entirety by reference to the full text of the Series A-3 Certificate of Designations which is incorporated by reference herein.

Amendment No. 4 to Registration Rights Agreement

Concurrently with the closing of transactions contemplated by the Series A-3 Purchase Agreement, OCM HLCN entered into Amendment No. 4 to the Registration Rights Agreement, dated October 8, 2019, as amended by the Amendment No. 1 thereto on March 28, 2023, Amendment No. 2 thereto on September 6, 2023 and Amendment No. 3 thereto on December 15, 2023 (the “Fourth RRA Amendment”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The Fourth RRA Amendment, among other things amended the definition of Registrable Securities to include the shares of Common Stock issuable upon conversion or redemption of the shares of Series A-3 Preferred Stock.

This summary is qualified in its entirety by reference to the full text of the Fourth RRA Amendment which is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 18
Amendment No. 4 to the Registration Rights Agreement, dated March 27, 2024, by and among the Issuer and the holders named therein and incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the SEC by the Issuer on March 28, 2024.

Exhibit 19
Certificate of Designations of Series A-3 Redeemable Convertible Preferred Stock, dated March 27, 2024, of the Issuer and incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC by the Issuer on March 28, 2024.

Exhibit 20
Series A-3 Preferred Stock Purchase Agreement, dated March 27, 2024, by and among the Issuer, OCM HLCN and the other parties thereto and incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by the Issuer on March 28, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2024

OCM HLCN HOLDINGS, L.P.

	By:	Oaktree Fund GP, LLC
	Its:	General Partner
	By:	Oaktree Fund GP I, L.P.
	Its:	Managing Member

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE FUND GP, LLC

	By:	Oaktree Fund GP I, L.P.
	Its:	Managing Member

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE FUND GP I, L.P.

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE CAPITAL I, L.P.

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

BROOKFIELD OCM HOLDINGS II, LLC

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

BROOKFIELD OCM HOLDINGS, LLC

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

BROOKFIELD OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director — Legal & Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary